UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010
Commission File Number 001-34919
SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES
Revision of Earnings Forecasts

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Yasushi Sakai
	Name:	Yasushi Sakai
	Title:	General Manager, Financial Accounting Dept.
Date:     October 28, 2010

Sumitomo Mitsui Financial Group, Inc.
Revision of Earnings Forecasts
TOKYO, October 28, 2010 --- Sumitomo Mitsui Financial Group, Inc. (“SMFG”) announces revisions of earnings forecasts for the six months ended September 30, 2010, which were announced in May 2010.
SMFG revises its consolidated earnings forecast for the six months ended September 30, 2010 mainly because Sumitomo Mitsui Banking Corporation (“SMBC”), a major consolidated subsidiary of SMFG, is expected to show an increase in banking profit and a decrease in credit cost.
SMFG will announce its consolidated earnings forecast for the fiscal year ending March 31, 2011 on November 12, 2010.
(Billions of yen, except percentages)

		Ordinary income	Ordinary profit	Net income
Previous forecast (*)	(A)	¥ 1,700	¥ 330	¥ 160
Revised forecast	(B)	2,000	540	410
Change	(B – A)	+ 300	+ 210	+ 250
Percentage change	(%)	+ 17.6%	+ 63.6%	+ 156.3%

Results for the six months ended September 30, 2009		¥ 1,566.9	¥ 222.2	¥ 123.5

(*) Announced in May 2010
  Forecast on non-consolidated earnings remains unchanged.

[Appendix]
  1. SMBC non-consolidated earnings forecast (six months ended September 30, 2010)
(Billions of yen)

		Banking
		profit (before provision for general reserve for possible loan losses)	Ordinary profit	Net income	Total credit cost

Previous forecast (*)	(A)	¥ 370	¥ 220	¥ 150	¥(110)

Revised forecast	(B)	490	390	350	(45)

Change	(B – A)	+120	+ 170	+ 200	+ 65

Results for the six months ended September 30, 2009		¥ 377.6	¥ 147.1	¥ 112.6	¥(156.9)

(*) Announced in May 2010

Banking profit (before provision for general reserve for possible loan losses)
SMBC expects to secure banking profit of approximately ¥490 billion, or ¥120 billion above the previous forecast. This is due mainly to factors such as an increase in gains on bonds resulting from our ALM operations that quickly responded to the decline in market interest rates.
Total credit cost
SMBC expects total credit cost to be approximately ¥45 billion, or ¥65 billion below the previous forecast, due to our individualized efforts to assist certain debtors to improve their businesses and financial conditions.
Ordinary profit and Net income
Ordinary profit is expected to be approximately ¥390 billion, or ¥170 billion above the previous forecast. Net income will be approximately ¥350 billion, or ¥200 billion above the previous forecast.
2. Forecast on net unrealized gains on other securities (SMBC, Non-consolidated basis)
(Billions of yen)

	September 30, 2010 (Forecast)	March 31, 2010 (Result)	Change
Net unrealized gains on other securities	¥310.0	¥521.4	¥(211.4)
Stocks	135.0	371.5	(236.5)
Bonds	120.0	116.1	+3.9
Others	55.0	33.8	+21.2

(*) Listed stocks are valuated using the average fair value in the final month of the relevant periods.
(Nikkei Stock Average: Monthly average price in September 2010 ¥9,347; Closing price as of September 30, 2010 ¥9,369)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. and its management with respect to Sumitomo Mitsui Financial Group, Inc.’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; Sumitomo Mitsui Financial Group, Inc.’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of Sumitomo Mitsui Financial Group, Inc.’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Sumitomo Mitsui Financial Group, Inc. undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.